SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

TechTeam Global, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

878311109

(CUSIP Number)

Antonio Carlos Barretto
Stefanini IT Solutions SA
Avenida Brigadeiro Faria Lima, 1355, 19th Floor
Sao Paulo, SP 001452-002
Brazil
Telephone:  011-55-11-3039-2065

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 1, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	878311109
1	NAME OF REPORTING PERSON: Stefanini International Holdings Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,056,309(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,056,309(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)           Pursuant to Tender and Support Agreements described below, Stefanini (as defined below) may be deemed to have beneficial ownership of common stock of TechTeam Global, Inc. under the circumstances described therein.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	878311109
1	NAME OF REPORTING PERSON: Platinum Merger Sub, Inc. IRS Identification No.: 27-3832860
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,056,309(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,056,309(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)           Pursuant to Tender and Support Agreements described below, Platinum (as defined below) may be deemed to have beneficial ownership of common stock of TechTeam Global, Inc. under the circumstances described therein.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	878311109
1	NAME OF REPORTING PERSON: Marco Antonio Stefanini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,056,309(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,056,309(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)           Pursuant to Tender and Support Agreements described below, Mr. Stefanini (as defined below) may be deemed to have beneficial ownership of common stock of TechTeam Global, Inc. under the circumstances described therein.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	878311109
1	NAME OF REPORTING PERSON: Maria das Graças Vuolo Sajovic
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,056,309(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,056,309(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)           Pursuant to Tender and Support Agreements described below, Ms. Sajovic (as defined below) may be deemed to have beneficial ownership of common stock of TechTeam Global, Inc. under the circumstances described therein.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.                      SECURITY AND ISSUER

The class of equity securities to which this statement (this “Statement”) relates is common stock, $0.01 par value per share, of TechTeam Global, Inc. (the “Common Stock”), a Delaware corporation (“TechTeam”).  The principal executive offices of TechTeam are located at 27335 West 11 Mile Road, Southfield, Michigan 48033.  TechTeam’s telephone number at that address is (248) 357-2866.

Item 2.                      IDENTITY AND BACKGROUND

(a)—(c)  This Statement is being filed jointly by the persons listed below, which persons are sometimes individually referred to as a “Reporting Person” and collectively as the Reporting Persons.”  The business address of each of the Reporting Persons is c/o Stefanini IT Solutions SA, Avenida Brigadeiro Faria Lima, 1355, 19th Floor, Sao Paulo, SP 001452-002, Brazil.

(i)  Stefanini International Holdings Ltd (“Stefanini”), a company incorporated and registered in England and Wales – operating through its direct and indirect subsidiaries – is a privately owned, independent global provider of IT consulting, system integration, and outsourcing services.

(ii)  Platinum Merger Sub, Inc. (“Platinum”), a Delaware corporation.  Platinum is a wholly owned subsidiary of Stefanini.

(iii) Marco Antonio Stefanini (“Mr. Stefanini”) is the President and Chief Executive Officer of Stefanini Consultoria e Assessoria em Informatica S.A.

(iv) Maria das Graças Vuolo Sajovic (“Ms. Sajovic”) is the International Vice President of Stefanini Consultoria e Assessoria em Informatica S.A.

 (d) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Schedule A attached hereto during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Schedule A attached hereto during the last five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as described below.

(f) Each of the officers or directors named in Schedule A attached hereto, is a citizen of Brazil.

Set forth on Schedule A is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the officers and directors of the Reporting Persons as of the date hereof.

A Joint Filing Agreement among the Reporting Parties is attached hereto as Exhibit 1.

Item 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Support Agreements (as defined in Item 4 below) were entered into among Stefanini, Platinum and the following stockholders of TechTeam: (i) Costa Brava Partnership III L.P. and (ii) Emancipation Capital, LLC (collectively, the “Stockholders”). The Stockholders entered into the Support Agreements as an inducement to Stefanini and Platinum to enter into the Merger Agreement (as defined in Item 4 below). The Support Agreement Shares (as defined below) to which this Statement relates, have not been purchased by the Reporting Persons. The Reporting Persons have not paid additional consideration to the Stockholders in connection with the execution and delivery of the Support Agreements and thus no funds were used for such purpose. For a description of the Support Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

In connection with the Offer (as defined in Item 4 below), Platinum estimates that it will need approximately $93.4 million to purchase all of the outstanding shares of Common Stock pursuant to the Offer (assuming that all such shares of Common Stock are validly tendered and not withdrawn). Platinum will have sufficient cash on hand at the expiration of the Offer to pay for all outstanding shares of Common Stock that are validly tendered and accepted for payment in the Offer, because Stefanini will contribute or cause to be contributed all funds needed for the Offer and the Merger.  Stefanini has obtained an irrevocable commitment from Mr. Stefanini and his wife, Ms. Sajovic, the sole directors and shareholders of Stefanini, to subscribe for up to $95 million of the equity of Stefanini, conditioned only on the closing of the Offer, and certain affiliates of Stefanini have guaranteed Platinum’s and Stefanini’s obligations and liabilities pursuant to the Merger Agreement, including the obligations of Platinum to pay for the shares of TechTeam common stock pursuant to the Offer and the Merger Agreement.

Item 4.                      PURPOSE OF TRANSACTION

(a)—(b) On November 1, 2010, Stefanini, Platinum and TechTeam entered into an Agreement and Plan of Merger (the “Merger Agreement”), that contemplates the acquisition of all outstanding shares of Common Stock. The Merger Agreement provides that Platinum will commence a cash tender offer (the “Offer”) to purchase all outstanding shares of Common Stock at a price of $8.35 per share (such price, or any other price per share that is paid in the Offer, referred to as the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding tax.

Pursuant to the Merger Agreement, Platinum will commence the Offer promptly after the date of the Merger Agreement. The obligation of Platinum to accept for payment any shares of Common Stock in the Offer is subject to customary conditions set forth in the Merger Agreement, including that: (i) at least a majority of the shares of Common Stock outstanding (determined on a fully-diluted basis as set forth in the Merger Agreement) shall have been validly tendered (and not withdrawn); and (ii) the other conditions set forth in the Merger Agreement have been satisfied, including that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired.

The Merger Agreement also provides that, after completion of the Offer, Platinum will be merged with and into TechTeam, with TechTeam surviving the merger as a wholly-owned subsidiary of Stefanini (the “Merger”). Upon completion of the Merger, all remaining outstanding shares of Common Stock not tendered in the Offer (other than shares that are: (i) owned by Stefanini, Platinum or any wholly-owned subsidiary of Stefanini; (ii) held in the treasury of TechTeam or owned by TechTeam or any of its wholly-owned subsidiaries; or (iii) held by stockholders of TechTeam, if any, who are entitled to and properly exercise appraisal rights under the General Corporation Law of the State of Delaware (the “DGCL”)) will be acquired for cash at the Offer Price (without interest thereon and less any required withholding tax) on the terms and conditions set forth in the Merger Agreement

As an inducement to Stefanini and Platinum to enter into the Merger Agreement, the Stockholders have each entered into a Tender and Support Agreement (collectively, the “Support Agreements”) with Stefanini and Platinum pursuant to which they have agreed, in their capacity as stockholders of TechTeam, among other things, to tender or cause to be tendered to Platinum in the Offer all of the shares of Common Stock owned beneficially and/or of record by them, as well as any additional shares of Common Stock which they may acquire or own, beneficially or of record (pursuant to TechTeam stock options or otherwise) (the “Support Agreement Shares”). The Stockholders also have agreed to vote, or cause to be voted, all of their Support Agreement Shares, among other things, in favor of the approval and adoption of the Merger Agreement (and against any action, agreement or transaction that would reasonably be expected to impede, interfere with, prevent, delay or adversely effect in any material way the consummation of the transactions contemplated by the Merger Agreement), to the extent any such shares have not been previously accepted for payment pursuant to the Offer, and have given Stefanini an irrevocable proxy to vote each such Stockholder’s shares to that effect. In addition, the Stockholders have agreed to waive any appraisal rights they may have under the DGCL and have agreed not to take any action that TechTeam is prohibited from taking under the Merger Agreement with respect to the non-solicitation of alternative “acquisition proposals” as defined in the Merger Agreement. By their terms, the Support Agreements terminate upon the earliest to occur of the termination of the Merger Agreement in accordance with its terms, the effective time of the Merger, or the mutual written consent of the parties to the Support Agreement.  Additionally, each Stockholder has the right to terminate the applicable Support Agreement upon any decrease in the Offer Price or any change in the form of consideration payable in the Offer, any decrease in the number of shares sought pursuant to the Offer, any amendment or waiver by Stefanini or Platinum of the requirement that at least a majority of the then outstanding Shares be validly tendered and not withdrawn prior to the expiration of the Offer, the addition of any new conditions to the Offer not set forth on Annex I to the Merger Agreement, modify the conditions set forth on Annex I in a manner adverse to the Stockholders, or make any other change in the terms or conditions of the Offer that is materially adverse to the Stockholders. As of November 1, 2010, the Stockholders beneficially owned an aggregate of 2,056,309 shares of Common Stock.

The foregoing descriptions of the Merger Agreement and the Support Agreements in this Statement are qualified in their entirety by reference to the full text of such agreements included as Exhibits 2 and 3 hereto, which are incorporated by reference in this Item 4.

(c) Not applicable.

(d) The Merger Agreement provides that, promptly upon the purchase by Platinum pursuant to the Offer of a majority of the outstanding shares of Common Stock on a fully diluted basis, Stefanini will be entitled to designate to serve on TechTeam’s board of directors a number of directors, rounded up to the next whole number, proportionate to Platinum’s ownership of Common Stock (but in no event, except as described in the following sentence, constituting less than a majority of the entire TechTeam board of directors). Pursuant to the Merger Agreement, TechTeam will, if requested by Stefanini, promptly increase the size of TechTeam’s board of directors or use commercially reasonable efforts to seek the resignations of such number of directors as is necessary to provide Stefanini with the level of board representation to which it is entitled under the Merger Agreement, and will use commercially reasonable efforts to cause Stefanini’s designees to be elected or appointed to TechTeam’s board of directors. The Merger Agreement also provides that, following the election or appointment of Stefanini’s designees to TechTeam’s board of directors and prior to the effective time of the Merger, any amendment or termination of the Merger Agreement requiring action by TechTeam’s board of directors, any extension of time for the performance of any of the obligations or other acts of Stefanini or Platinum under the Merger Agreement, any waiver of compliance with any of the agreements or conditions under the Merger Agreement that are for the benefit of TechTeam, and any action to seek to enforce any obligation of Stefanini or Platinum under the Merger Agreement (or any other action by TechTeam’s board of directors with respect to the Merger Agreement, the Offer or the Merger if such other action adversely affects, or could reasonably be expected to adversely affect, in each case in any material respect, any of the holders of shares of Common Stock other than Stefanini or Platinum), may only be authorized by a majority of the directors of TechTeam then in office who were directors of TechTeam on the date of the Merger Agreement or their successors as appointed by such continuing directors.

(e) Under the terms of the Merger Agreement, TechTeam may not, without Stefanini’s prior written consent, among other things: (i) issue, sell, pledge, encumber or dispose of any shares of any class of its capital stock; (ii) redeem, repurchase or acquire any shares of its capital stock; (iii) declare, set aside, make or pay any dividend or other distribution with respect to any of its capital stock; or (iv) split, divide, subdivide, combine, consolidate or reclassify any of its capital stock or issue or authorize the issuance of any securities in lieu of or in substitution for shares of its capital stock; in each case, except under limited circumstances as set forth in the Merger Agreement.

(f) If the transactions contemplated by the Merger Agreement are consummated, TechTeam, as the surviving corporation in the Merger, will become a wholly-owned subsidiary of Stefanini.

(g) The Merger Agreement contains provisions that limit the ability of TechTeam to engage in a transaction that would entail a change of control of TechTeam (other than the transactions contemplated by the Merger Agreement) during the pendency of the transactions contemplated by the Merger Agreement, if the transactions contemplated by the Merger Agreement are consummated.

(h) Pursuant to the Merger Agreement, if the transaction contemplated by the Merger Agreement are consummated, Stefanini will apply for delisting of the Common Stock from The Nasdaq Global Stock Market promptly after the consummation of the Merger.

(i) Upon consummation of the transactions contemplated by the Merger Agreement, the Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Other than as described above, the Reporting Persons currently have no plan or proposal which relates to, or may result in, any of the matters described in Items 4(a) – (i) of this Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5.                      INTERESTS IN SECURITIES OF THE ISSUER

(a)—(b) As described in Item 4 (a) – (b) of this Statement, as a result of the Support Agreements, the Reporting Persons share the power to vote or to direct the vote of the Support Agreement Shares with respect to certain matters as set forth in the Support Agreements. As of November 1, 2010, the Support Agreement Shares represented in the aggregate approximately 18.4% of the issued and outstanding shares of Common Stock as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (based on (i) 11,190,781 shares of Common Stock issued and outstanding as of October 29, 2010 as represented by TechTeam in the Merger Agreement and (ii) an aggregate of 2,056,309 issued and outstanding shares of Common Stock subject to the Support Agreements.

The Reporting Persons, however, hereby disclaim beneficial ownership of such shares and this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for any or all purposes, the beneficial owners of the securities covered by this Statement. Except as set forth in this Statement, no shares of Common Stock are beneficially owned by the Reporting Persons or, to the knowledge of the Reporting Persons, any person listed on Schedule A to this Statement. The description contained in this Item 5 of the transactions contemplated by the Support Agreements is qualified in its entirety by reference to the full text of the Support Agreements, a copy of the form of which is included with this Schedule 13D as Exhibit 2 and is incorporated by reference in this Item 5.

(c) Except for the Merger Agreement and the Support Agreements, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule A to this Schedule 13D, has effected any transaction in shares of Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities subject to the Support Agreements.

(e) Not applicable.

ITEM 6.                      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Items 3, 4 and 5, and the agreements incorporated herein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of TechTeam, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the occurrence of which would give another person voting or investment power over the securities of TechTeam.

Item 7.                      MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.	DESCRIPTION
1.	Joint Filing Agreement, dated November 10, 2010.
2.	Agreement and Plan of Merger, dated as of November 1, 2010, by and among Stefanini International Holdings Ltd, Platinum Merger Sub, Inc. and TechTeam Global, Inc. *
3.
Form of Tender and Support Agreement, dated as of November 1, 2010, by and among Stefanini International Holdings Ltd, Platinum Merger Sub, Inc. and each of the following: Costa Brava Partnership III L.P. and Emancipation Capital, LLC*

*
Incorporated by reference to (i) Exhibit 99.B to the Amendment No. 11 to Schedule 13D filed by Costa Brava Partnership III L.P. dated November 3, 2010 with the Securities and Exchange Commission on November 3, 2010 and (ii) Exhibit 2 to the Amendment No. 4 to Schedule 13D filed by Emancipation Capital, LLC with the Securities and Exchange Commission dated November 10, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this State is true, complete and correct.

Date:  November 10, 2010
STEFANINI INTERNATIONAL HOLDINGS LTD

By:	/s/ Marco Antonio Stefanini
Marco Antonio Stefanini Title: Chairman

PLATINUM MERGER SUB, INC.

By:	/s/ Antonio Barretto
Antonio Barretto Title: Secretary

/s/ Marco Antonio Stefanini
Marco Antonio Stefanini

/s/ Maria das Graças Vuolo Sajovic
Maria das Graças Vuolo Sajovic

SCHEDULE A

The following sets forth the name, principal occupation, citizenship of the directors and executive officers (the “Covered Persons”) of the Report Persons indicated below:

Stefanini International Holdings Ltd

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Principal Place of Business
Marco Antonio Stefanini	Chairman of the Board of Directors(1)	President and Chief Executive Officer, Stefanini Consultoria e Assessoria em Informatica S.A.	(2)
Maria das Graças Vuolo Sajovic	Member of the Board of Directors(1)	International Vice President, Stefanini Consultoria e Assessoria em Informatica S.A.	(2)

Platinum Merger Sub, Inc.

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Principal Place of Business
Marco Antonio Stefanini	Chairman of the Board of Directors	President and Chief Executive Officer, Stefanini Consultoria e Assessoria em Informatica S.A.	(2)
Maria das Graças Vuolo Sajovic	Member of the Board of Directors	International Vice President, Stefanini Consultoria e Assessoria em Informatica S.A.	(2)
Antonio Moreira	President	Chief Executive Officer, Stefanini International Corp.	(2)
Antonio Barretto	Secretary	Investor Relations Officer, Stefanini Consultoria e Assessoria em Informatica S.A.	(2)
Marcio Maudonnet	Treasurer	Chief Financial Officer, Stefanini Consultoria e Assessoria em Informatica S.A.	(2)
(1) In accordance with applicable laws of England and Wales, the members of the board of directors are the sole controlling persons of this entity.

(2) The address of the principal place of business of each of the Covered Persons is c/o Stefanini IT Solutions SA, Avenida Brigadeiro Faria Lima, 1355, 19th Floor, Sao Paulo, SP 001452-002, Brazil.

EXHIBIT 1

JOINT FILING AGREEMENT

WHEREAS, the undersigned (collectively, the “Reporting Persons”) from time to time may make filings with the Securities and Exchange Commission pursuant to Regulation 13D-G under the Securities Exchange Act of 1934, as amended; and

WHEREAS, the Reporting Persons may prefer to make joint filings on behalf of all Reporting Persons, rather than individual filings on behalf of each of the Reporting Persons, in compliance with Rule 13d-1(k);

NOW, THEREFORE, the undersigned hereby agree as follows with each of the other Reporting Persons:

1.           Each of the Reporting Persons is individually eligible to make joint filings.

2.           Each of the Reporting Persons is responsible for timely making joint filings and any amendments thereto.

3.           Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such person contained in joint filings.

4.           None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in joint filings, unless such person knows or has reason to believe that such information is inaccurate.

5.           The undersigned agree that each joint filing made on or after the date hereof, by agreement among all of them, will be, and any amendment thereto will be, made on behalf of each of the Reporting Persons.

[signature page follows]

JOINT FILING AGREEMENT

SIGNATURE PAGE

STEFANINI INTERNATIONAL HOLDINGS LTD

Date: November 10, 2010	By:	/s/ Marco Antonio Stefanini
Marco Antonio Stefanini Title: Chairman

PLATINUM MERGER SUB, INC.

Date: November 10, 2010	By:	/s/ Antonio Barretto
Antonio Barretto Title: Secretary

Date: November 10, 2010	/s/ Marco Antonio Stefanini
Marco Antonio Stefanini

Date: November 10, 2010	/s/ Maria das Graças Vuolo Sajovic
Maria das Graças Vuolo Sajovic